SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Mastech Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

57633B100

(CUSIP Number)

December 31, 2008

(Date of Event That Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☐ Rule 13d-1 (c)

☒ Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A	Schedule 13G

(1)	NAMES OF REPORTING PERSONS Sunil Wadhwani
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 849,252
(6) SHARED VOTING POWER
(7) SOLE DISPOSITIVE POWER 1,020,068
(8) SHARED DISPOSITIVE POWER

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,020,068
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 28.3%
(12)	TYPE OF REPORTING PERSON IN

Item 1(a).	Name of Issuer:

Mastech Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1000 Commerce Drive
Suite 500
Pittsburgh, PA 15275

Item 2(a).	Name of Person(s) Filing:

Sunil Wadhwani

Item 2(b).	Address of Principal Business Office, or, if None, Residence:

1000 Commerce Drive
Suite 500
Pittsburgh, PA 15275

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

57633B100

Item 3.	If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership:

(a) Amount beneficially owned:

1,020,068

(b) Percent of class:

28.3%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

849,252

(ii) Shared power to vote or to direct the vote:

Not Applicable

(iii) Sole power to dispose or to direct the disposition of:

1,020,068**

(iv) Shared power to dispose or to direct the disposition of:

Not Applicable

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported by the Parent Holding Company or Control Person. Not Applicable

Item 8.	Identification and Classification of Members of the Group. Not Applicable

Item 9.	Notice of Dissolution of the Group. Not Applicable

Item 10.	Certification: Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2009

Sunil Wadhwani

By:	/s/ Sunil Wadhwani
Name	Sunil Wadhwani
Title:	Co-Chairman of the Board of Directors and Director

EXHIBIT A

** Includes 170,816 shares held by one family trust, as to which the Reporting Person serves as a co-trustee with the sole investment power and no voting power, and held through two limited partnerships.